SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of October 2002

Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

November 1, 2002	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Contact:
Mr. Kjell E. Jacobsen, Chief Executive Officer
(tel. 47 51 50 99 19)
Smedvig asa

For immediate release

West Navion likely to be assigned to India

Stavanger, Norway (October 25, 2002) – Reference is made to today’s newspaper article in Upstream where a possible assignment for the deepwater drillship West Navion is announced. A possible contract would include a two-year deepwater drilling campaign on the Indian continental shelf. Commencement of operations is scheduled to the first quarter 2003. Estimated contract value for a possible assignment of West Navion is expected to be approximately US$ 160 million.

Smedvig confirms that negotiations concerning such an assignment have been carried out. However, as of today, no such contract has been signed.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

NEWS RELEASE

Contact:
Mr. Alf C Thorkildsen, Chief Financial Officer
Mr. Jim Dåtland, Investor Relations
(tel. 47 51 50 99 19)
Smedvig asa

For immediate release

Third quarter results

Stavanger, Norway (October 22, 2002) — Smedvig today reported consolidated operating profit for the third quarter of NOK 48 million, as compared to 152 million in the previous quarter. The result was impacted by a lower average NOK/US$ exchange rate, costs related to a yard-stay and a Norwegian offshore labor dispute in the service industry.

Net financial expenses for the third quarter was NOK 45 million, as compared to net financial expenses of NOK 40 million in the preceding quarter. The increase is mainly attributable to reduced income on currency exchange transactions.

Net income for the third quarter was NOK 1 million, as compared to NOK 98 million in the second quarter.

Cash flow for the quarter amounted to NOK 66 million. Cash flow per share was NOK 0.80.

The Mobile Unit Division incurred an operating loss of NOK 73 million as compared to an operating profit of NOK 25 million in the previous quarter. The decline is primarily attributable to a scheduled yard-stay for one of the Company’s mobile units, costs related to a Norwegian offshore labour dispute in the service industry as well as idle time between contracts for two of the Company’s mobile units. The operations of all mobile units have proceeded satisfactorily during the quarter, and the utilization rate averaged approximately 77 percent, as compared to 71 percent in the preceding quarter.

Operating profit for the Tender Rigs Division amounted to NOK 111 million, as compared to NOK 113 million in the previous quarter. The operations of all units have proceeded satisfactorily during the quarter, with a utilization rate of 100 percent, in line with the preceding quarter.

Operating profit for the Platform Drilling Division amounted to NOK 12 million, as compared to NOK 16 million in the second quarter. The decrease is mainly due to drilling suspension on the Veslefrikk field.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. The company holds contracts for production drilling, well services and maintenance on fixed installations.

A telephone conference regarding Smedvig’s third quarter results will be arranged Tuesday, October 22, at 11:00 a.m. ET, 5:00 p.m. (Norwegian time). Call-in numbers are: International: +1 612 332 0228, U.S.: 800 553 0326. Replays are available from October 22, 02:30 p.m. ET until October 28, 5:59 p.m. For replay, please dial: International: +1 320 365 3844, U.S.: 800 475 6701, access code 656273.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

Smedvig

Income statement

Unaudited accounts in NOK mill	2Q02	3Q02	9M02	3Q01	9M01	2001

Revenues
Revenues	854	814	2,547	964	2,814	3,816

Total revenues	854	814	2,547	964	2,814	3,816

Operating expenses
Personnel expenses	(341)	(392)	(1,078)	(348)	(994)	(1,362)
Operating expenses	(246)	(266)	(763)	(227)	(702)	(994)
Depreciation	(115)	(108)	(345)	(111)	(348)	(464)

Total operating expenses	(702)	(766)	(2,186)	(686)	(2,044)	(2,820)

Operating profit	152	48	361	278	770	996

Interest income	7	6	21	12	45	62
Interest expense	(62)	(56)	(164)	(181)	(390)	(471)
Other financial items	15	5	49	8	(132)	(136)

Net financial items	(40)	(45)	(94)	(161)	(477)	(545)

Income before other items	112	3	267	117	293	451

Gain on sale of assets	0	0	0	0	721	721

Income before income taxes	112	3	267	117	1,014	1,172

Income taxes	(14)	(2)	(39)	5	(90)	(104)

Net income	98	1	228	122	924	1,068

Earnings per share	1.19	0.01	2.80	1.49	11.21	12.97

4

Mobile Units Division

NOK million	2Q02	3Q02	3Q01	9M02	9M01
Revenues	374	331	548	1,090	1,661
Operating expenses	(267)	(326)	(269)	(869)	(851)
Depreciation	(82)	(78)	(84)	(246)	(271)

Operating profit	25	(73)	195	(25)	539

EBITDA*	118	15	290	253	851

*	Earnings before interest, tax, depreciation and amortization

Tender Rigs Division

NOK million	2Q02	3Q02	3Q01	9M02	9M01
Revenues	278	257	232	835	628
Operating expenses	(137)	(120)	(124)	(402)	(328)
Depreciation	(28)	(26)	(22)	(85)	(64)

Operating profit	113	111	86	348	236

EBITDA*	150	146	114	459	315

*	Earnings before interest, tax, depreciation and amortization

Platform Drilling Division

NOK million	2Q02	3Q02	3Q01	9M02	9M01
Revenues	202	226	184	622	525
Operating expenses	(181)	(210)	(171)	(564)	(476)
Depreciation	(5)	(4)	(5)	(14)	(13)

Operating profit	16	12	8	44	36

EBITDA*	21	16	13	58	49

*	Earnings before interest, tax, depreciation and amortization

Smedvig

Balance Sheet

Unaudited accounts in NOK million

	30.09.2002	31.12.2001	30.09.2001
Long-term assets
Intangible fixed assets	149	125	157
Mobile units and tender rigs	6,939	8,019	7,267
Other tangible assets	336	415	508
Financial fixed assets	235	173	161

Total long-term assets	7,659	8,732	8,093

Current assets
Spare parts	105	123	108
Receivables	1,115	1,032	1,039
Short-term investements	53	134	140
Cash and cash equivalents	557	930	625

Total current assets	1,830	2,219	1,912

Total assets	9,489	10,951	10,005

Shareholders’ equity
Paid-in capital	2,556	2,556	2,559
Retained earnings	2,262	2,512	2,443

Total shareholders’ equity	4,818	5,068	5,002

Liabilities
Provisions	152	128	116
Long-term interest bearing debt	3,607	4,564	3,931
Current liabilities	912	1,191	956

Total liabilities	4,671	5,883	5,003

Total shareholders’ equity and liabilities	9,489	10,951	10,005